Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on August 20, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON AUGUST 20, 2010
1. CANADA WINS OVER BASEL; Committee endorses idea of converting bank debt into equity in rescue National Post
Canada’s push to have bank debt converted into equity in the event of a government rescue has won over global banking regulators, who yesterday said it could be part of a suite of financial reforms up for approval by Group of 20 leaders at their summit in November. See full story
2. A growing “app“etite at TD FST — Financial Services Technology
As the Senior Vice President of the Online Channel at TD Bank Financial Group, Paal Kaperdal leads the team responsible for creating a legendary online experience for TD’s 11 million customers. His team’s vision is simple: to be a world-class financial destination. Not an easy feat, acknowledges Kaperdal, but “It’s a journey that will be a top priority for TD over the next few years.” Paal Kaperdal (SVP, Online Channel) quoted. See full story
3. First Niagara agrees to buy NewAlliance Bancshares Financial Times
First Niagara, a New York bank, on Thursday agreed to buy another north-east based lender, NewAlliance Bancshares, in the largest unassisted US bank deal since the financial crisis. TD mentioned. See full story
4. Big Bank Deal Signals More to Come The Wall Street Journal
First Niagara Financial Group Inc. agreed to acquire NewAlliance Bancshares Inc. for $1.5 billion in the biggest takeover of a U.S. bank since late 2008. See full story
5. Caisse adds $4.1B in value National Post
Despite turbulent markets overseas, the Caisse de depot et placement du Quebec has avoided the worst of the fallout. The pension fund said yesterday it has added $4.1-billion in value for the first half of 2010, a sign that Canada’s largest pension fund has weathered the worst of the storm. See full story
6. Caisse de dépôt — Ce n’est qu’un début ! [Caisse de depot — This is just the beginning!] Le Devoir
Pour les six premiers mois de 2010, la Caisse de dépôt et placement du Québec a obtenu un rendement de 2,3% comparativement zéro pour la même période de l’année dernière, et à -0,7% pour l’indice comparatif du marché. [For the first six months of 2010, the Caisse de depot et placement du Quebec has obtained a yield of 2.3% from zero for the same period last year, and -0.7% for the comparative index of market.] Editorial by Jean-Robert Sansfaçon. See full story
7. Sticking Banks With the Bill The New York Times
If nobody does their job right, and disaster ensues, who should pay for the sins of all? That is the predicament now confronting the mortgage industry, where it has become clear that many billions of dollars in home loans were sold, guaranteed and rated as safe without anyone bothering to examine whether the loans were made with due regard for the rules. See full story
8. BofA and Visa to test cell phone payments Reuters
Bank of America Corp, the largest U.S. consumer bank, and Visa Inc, the world’s largest payment processor, plan to begin a test program next month that lets customers use smartphones to pay for purchases in stores. See full story
9. Canada’s banks offer better prospects than lifecos: UBS Investment Executive
UBS Securities Canada Inc. initiated research coverage of the Canadian life insurance sector with a cautious stance on Thursday, indicating that, in the current climate, it prefers the banks. See full story
10. Fed may need to buy more U.S. treasureies: Bullard Reuters
The Federal Reserve may need to ramp up its purchases of U.S. treasury debt if price levels in the U.S. economy continue to show signs of softening, St. Louis Fed president James Bullard said yesterday. See full story
11. Businesses tap BDC for record loans The Globe and Mail
Canadian entrepreneurs and small businesses took out more loans from Business Development Canada last year than at any other time in the agency’s 65-year history, to cover projects for which even firms with good credit couldn’t get bank financing during the financial crisis. See full story
12. Literacy a key to economy The Lethbridge Herald (AB)
It’s not surprising that a new poll conducted for ABC Life Literacy Canada indicates most Canadians - a whopping 95 per cent — agree that literacy training is crucial to improving job prospects. Craig Alexander quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. CANADA WINS OVER BASEL; Committee endorses idea of converting bank debt into equity in rescue
National Post
08/20/2010
PAUL VIEIRA
Pg. FP1
Canada’s push to have bank debt converted into equity in the event of a government rescue has won over global banking regulators, who yesterday said it could be part of a suite of financial reforms up for approval by Group of 20 leaders at their summit in November.
The so-called Basel Committee on Banking Supervision endorsed the idea of embedded contingent capital in documents published yesterday, and asked stakeholders to comment on its possible implementation by Oct. 1.
Under contingent capital, banks would insure themselves against failure through the issue of debt that could be converted into equity at the time of any possible failure. The conversion would occur at the behest of federal authorities, on the belief the company cannot be saved without government intervention. The underlying idea is that bank equity and debt holders have an added incentive to monitor lending practices.
The Basel Committee concurred, and is prepared to include the idea in its list of banking reforms that G20 leaders will be asked to endorse at a summit in Seoul.
“The increased downside risk will provide an incentive for the investors in capital instruments to monitor the risks taken by the issuing bank,” said the committee, which represents central banks and regulators in 27 countries and sets capital standards for banks worldwide. “If a bank takes more risk, and the risk of loss to investors increases, buyers of existing instruments ... will demand a higher coupon. This sequence of events should help impose additional market discipline on banks.”
Federal Finance Minister Jim Flaherty said last night he was “pleased” the Basel Committee was prepared to head

Canada’s advice.
“Canada continues to play a lead role in focusing financial reform discussion on the core issues of quality, and quantity of capital,” Mr. Flaherty said.
Julie Dickson, head of Canada’s banking watchdog, the Office of the Superintendent of Financial Institutions, pitched this idea in an April piece for the Financial Times as Canada and Europe were locked in a fierce debate over the merits of a global bank tax.
Canada vehemently argued against the levy, saying its lenders shouldn’t be punished as they were not responsible for sparking the credit crisis.
Contingent capital was put forward as an alternative for G20 countries to consider — and that happened, as G20 members eventually cooled to the idea of a levy. At the G20 leaders summit in Toronto in June, it was agreed individual countries could pursue a bank levy is they desired but no global levy would be pursued.
In its paper, the Basel Committee said the scheme should help in reducing moral hazard, or the implicit belief risky bank lending can proceed because governments are prepared to backstop lenders should they backfire. The Basel Committee said moral hazard “is seen by some as an underlying cause of the current financial crisis and a potential cause of future crises.” (Mark Carney, the Bank of Canada governor and chairman of a key global committee of central bankers, has repeatedly warned the global economy remains “awash” in moral hazard.)
News of the Basel Committee’s endorsement drew concerns from some banking observers. Regulators are proposing an “instrument that’s very different from what we have now and there’s no standard investor base to buy it,” Oliver Judd, an analyst at Aviva Investors, told Bloomberg News. “There needs to be some form of liquid market out there for investors to be willing to buy and that simply doesn’t exist.”
The Canadian Bankers Association raised similar warnings. “We need to carefully consider the cost and marketability of such an instrument, particularly in a smaller market like Canada,” the lobby group said in a statement. “Ultimately what’s important to banks in Canada is ensuring stability in the financial sector and good risk management.”
Canadian banks have roughly $16.5-billion of so-called subordinated and other innovative capital outstanding. If contingent capital is not part of the final banking rules, some observers argue, this could force Canadian banks to raise additional capital to meet new stringent rules governing capital levels and liquidity standards.
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2. A growing “app“etite at TD
FST — Financial Services Technology
08/20/2010
As the Senior Vice President of the Online Channel at TD Bank Financial Group, Paal Kaperdal leads the team responsible for creating a legendary online experience for TD’s 11 million customers. His team’s vision is simple: to be a world-class financial destination. Not an easy feat, acknowledges Kaperdal, but “It’s a journey that will be a top priority for TD over the next few years.”
The integrated Online Channel team was formed in November 2009 to support TD’s customer-facing businesses: personal and commercial banking in Canada and the U.S., insurance, and wealth management. Since then, there’s been a noticeable impact on TD’s digital footprint with the most recent initiative being mobile banking.
Launched in April 2010 in the Canadian market, the TD mobile app for iPhone and iPod touch was downloaded by more than 100,000 customers in just over a week. A short time later, TD expanded its offering to include a mobile app for BlackBerry and Android devices making TD the first financial services provider in Canada with mobile apps for the most in-demand smartphones.
“We’re seeing double-digit increases in the number of smartphone users and more than half of active mobile bankers use smartphones, so this presents a terrific opportunity for financial institutions to engage their customers in new ways,” says Kaperdal. “The mobile market has changed significantly — and quickly. We used to have to focus our energy on creating multiple wireless operator relationships while supporting lots of mobile devices, including those from single device manufacturers. Now, we’re able to devote our resources to key devices such as iPhone, BlackBerry, and Android that clearly command the lion’s share of the smartphone market.”
“Smartphones have become full functioning computers with GPS and location awareness, innovative touch input, a high-quality camera, and even a check image scanner for bankers. Plus, we’re seeing a host of other features that will guarantee future innovation in financial services,” continues Kaperdal.
The introduction of the iPhone and the creative relationship Apple struck with AT&T is a key turning point that unlocked the potential of mobile financial services. Combined with the creation of the iTunes app store, Apple demonstrated how an expanded ecosystem that combines hardware, software, and a robust application development community would accelerate the smartphone market.
Some would say that Apple controls too much of the ecosystem, even down to the user experience and which applications can be distributed in the iTunes store. That may be the case. At this stage Apple’s approach is injecting a healthy focus on quality and a consistent user experience that customers clearly embrace. In contrast to the Apple approach, we’re seeing the Android market bringing a unifying operating system to diverse device manufacturers. “Whatever model you prefer, smartphones will have significant impact on how companies like TD engage our customers in the future,” adds Kaperdal.
“As the industry begins to quantify the opportunity mobile banking provides, we can’t lose sight of the fact that the mobile phone remains with the customer all the time. This means the ability to interact with the customer just went way up,” Kaperdal continues. “ Mobile banking opens doors to many self service options and could very easily become a cross channel enabler, not to mention the promising potential of mobile payments and mobile commerce. We know this is where the financial services industry is going and we want to be a leader in this space.”
“When it was first introduced, the industry would say online banking is a game changer because customers could do their banking anytime and anywhere. This wasn’t entirely true. We should have been saying anytime and anywhere as long as you can get to a computer. The anytime, anywhere tagline was beyond its years, but now with mobile banking, I think we’ve found it a new home.”
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3. First Niagara agrees to buy NewAlliance Bancshares
Financial Times
08/20/2010
HELEN THOMAS
First Niagara, a New York bank, on Thursday agreed to buy another north-east based lender, NewAlliance Bancshares, in the largest unassisted US bank deal since the financial crisis.

Combining the two lenders will create a bank with more than $29bn in assets and $18bn in deposits. That would put it among the top 25 US banks, the companies said.
While the Federal Deposit Insurance Corporation regularly sells off distressed banks to their rivals, by agreeing to share losses on troubled assets, virtually no strategic banks deals have been struck since late 2008.
This year, Canada’s Toronto-Dominion Bank said it would buy South Financial Group, a troubled US lender, without the assistance of the FDIC.
However, in that deal the US Treasury agreed to take a loss on its investment in the bank through the Troubled asset relief programme, in effect helping the buyer in the transaction.
In contrast, First Niagara and NewAlliance have cleaner balance sheets than some rivals.
“What I think is very compelling — most compelling — about this transaction is that we are putting two very strong organisations together,” said John Koelmel, First Niagara chief executive.
Gerard Cassidy, analyst at RBC Capital Markets, said: “this transaction plays into our thesis for an improved traditional M&A environment as the year progresses, potentially leading to several high-profile deals in 2011.”
Mr Cassidy added that he expects banks to use acquisitions to supplement earnings growth and expand their balance sheets in the face of weak loan demand and pressure on pricing.
NewAlliance shareholders can choose to receive cash or stock, or a mixture of the two, worth 1.1 First Niagara shares. The offer was worth about $14.09 per share as of Wednesday’s close, a 24 per cent premium. Based on Wednesday’s close, the deal values NewAlliance at about $1.5bn.
On Thursday, shares in Connecticut-based NewAlliance rose 12.5 per cent to $12.78. Shares in First Niagara, which has a market value of about $2.5bn, fell 6.49 per cent to $11.95.
The combined bank will have 340 branches across Connecticut, Massachussetts, Pennsylvania and upstate New York.
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4. Big Bank Deal Signals More to Come
The Wall Street Journal
08/20/2010
ROBIN SIDEL
Pg. C1
First Niagara Financial Group Inc. agreed to acquire NewAlliance Bancshares Inc. for $1.5 billion in the biggest takeover of a U.S. bank since late 2008.
Thursday’s deal between the two healthy financial institutions triggered speculation that a long-awaited wave of consolidation is about to begin among banks still standing after the recession but grappling with sluggish loan growth and new regulations that will bruise industry profits for years.
“When the industry heals itself a little bit further, we will see a lot of other deals,” says John Duffy, chief executive of investment-banking firm Keefe, Bruyette & Woods Inc., which specializes in financial institutions.

The 7,932 banks and savings institutions now scattered across the U.S. likely will shrink to about 5,000 within the next decade through mergers and failures, Mr. Duffy predicts.
Don’t expect a sudden flood of deals. Bankers and analysts say deal making probably won’t accelerate significantly until next year because many buyers and sellers still are hobbled by bad loans and economic uncertainty. Some banks are stuck on the sidelines until they repay taxpayer-funded capital infusions received as part of the U.S. government’s Troubled Asset Relief Program.
Mergers of healthy banks have been rare since the financial crisis erupted. Banks such as J.P. Morgan Chase & Co. and U.S. Bancorp that sidestepped the worst of the industry’s mess generally have preferred to buy failed institutions on the cheap, instead of paying up for banks still in business.
A total of 250 banks and savings institutions have failed since the start of 2009, according to the Federal Deposit Insurance Corp.
“We have been hearing from an increasing number of management teams that more banks are willing to have conversations about potential deals,” Ken Zerbe, a banking analyst at Morgan Stanley, wrote in a report to clients.
First Niagara and NewAlliance aren’t household names beyond their home turf in the northeastern U.S., but both companies are considered well-run and comfortable making acquisitions. The two banks also benefited from the region’s economy holding up better than other parts of the U.S.
NewAlliance, based in New Haven, Conn., didn’t accept any TARP funds; First Niagara, of Buffalo, N.Y., repaid last year the $184 million it received from the government.
“We have a distracted, diverted competitive landscape, and we want to seize the opportunity rather than let things settle down and sort themselves out,” John Koelmel, First Niagara’s president and chief executive, said Thursday.
Among other potential deals, Spain’s Banco Santander SA, which bought Sovereign Bancorp in January 2009, is in discussions to buy M&T Bank Corp., also based in Buffalo, according to people familiar with the matter.
A spokeswoman for Sovereign and spokesman for M&T declined to comment.
First Niagara and NewAlliance’s cash-and-stock deal would catapult the combined company into the top 25 U.S. banks by assets. After the takeover is completed, First Niagara will have $29 billion in assets and more than 340 branches in New York, Pennsylvania, Connecticut and Massachusetts. Its biggest rivals will include J.P. Morgan, Bank of America Corp. and PNC Financial Services Group.
“Size does matter to the extent it better positions us, and to better enable us to win in more situations, and ultimately that’s what we’re trying to do,” Mr. Koelmel said.
New Haven Mayor John DeStefano complained during a conference call for analysts Thursday that the enlarged financial institution would be too big and bureaucratic to effectively serve corporate and retail customers in the Connecticut city.
Mr. Koelmelnoted that the combined New England headquarters would be in New Haven.
Terms of the deal call for First Niagara to pay $14.09 in cash and stock for each NewAlliance share, representing a 24% premium to NewAlliance’s closing stock price Wednesday.
On Thursday, NewAlliance shares jumped $1.42, or 12.5%, to $12.78 in 4 p.m. composite trading on the New

York Stock Exchange. First Niagara fell 83 cents, or 7%, to $11.95 in Nasdaq composite trading.
Mr. Zerbe, the Morgan Stanley analyst, pointed to Comerica Inc. of Dallas, Peoples United Financial Inc. of Bridgeport, Conn., and Prosperity Bancshares Inc. of Houston, as potential buyers of other financial institutions. Possible sellers include TCF Financial Corp, based in Wayzata, Minn., and Webster Financial Corp., Waterbury, Conn.
TCF Chief Executive William Cooper has previously said that the company would be for sale at the right price. Webster didn’t comment directly on the report.
As for the potential buyers identified by Mr. Zerbe, executives from Comerica, Peoples and Prosperity have all recently have expressed interest in making acquisitions.
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5. Caisse adds $4.1B in value
National Post
08/20/2010
KAREN MAZURKEWICH
Pg. FP5
Despite turbulent markets overseas, the Caisse de depot et placement du Quebec has avoided the worst of the fallout. The pension fund said yesterday it has added $4.1-billion in value for the first half of 2010, a sign that Canada’s largest pension fund has weathered the worst of the storm.
While the pension fund appears to have stabilized and outperformed the markets, it has a long way to go before it makes back the $38.5-billion it lost in 2008. Over the last six months the fund boosted its net assets to $135.8-billion but that is far below the $196-billion it held before the economic crisis.
Chief executive Michael Sabia is pleased with the performance of his revamped team: “I think how we navigated some of the near-term issues that we faced in the first half is an indication of the level of capability that is now sitting around the executive committee at the Caisse.”
The Caisse’s performance stacked up well to the overall returns of Canada’s pension fund managers, whose assets fell by 1.4% in the first six months of 2010 due to faltering global equity markets, according to RBC Dexia. “What we’ve seen in the last six months is increased volatility in the markets, and it has to do with the sovereign debt crisis in Europe, and that has [led] to a dampening in pension fund performance,” said Andrew Tan, director of advisory services at RBC Dexia Investor Services.
The Caisse offset a negative 5.5% return on its equity markets portfolio by pulling in a 14.7% return in its private-equity portfolio, a 6% return in its fixed-income portfolio and a 10.1% return in its investments-and-infrastructure portfolio.
“The performance in private equity and infrastructure is very important to us and demonstrates a track record here that’s very strong,” Mr. Sabia said. The fund wants to do more direct investments or coinvestments in the future, he said. “It will be a pillar in how we invest and what we do.”
The one downside to its alternative investments was the continued performance drag of its real-estate holdings. Mr. Sabia, however, said the real-estate portfolio “is seeing meaningful improvement.”
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6. Caisse de dépôt — Ce n’est qu’un début ! [Caisse de depot — This is just the beginning!]
Le Devoir
08/20/2010
JEAN-ROBERT SANSFAÇON
Pg. A8
Pour les six premiers mois de 2010, la Caisse de dépôt et placement du Québec a obtenu un rendement de 2,3% comparativement zéro pour la même période de l’année dernière, et à -0,7% pour l’indice comparatif du marché. Nous sommes loin de la moyenne de rendement de 7% attendue par les déposants, mais après l’hémorragie de 2008 qui a laissé échapper 40 milliards du bas de laine, il y a lieu de croire à la capacité de la nouvelle équipe de maintenir l’équilibre entre prudence et rendement.
À la même époque, l’an dernier, la Caisse affichait un rendement nul parce qu’elle n’avait pas eu le temps de reconstituer son portefeuille d’actions alors que le marché boursier rattrapait une partie de ses pertes de 2008. Cette année, la Bourse ayant généré des résultats négatifs au cours des six premiers mois, le même phénomène de sous-pondération en actions du portefeuille de la Caisse lui a permis de faire «moins pire» que le marché.
C’est donc grâce à de bons résultats dans d’autres secteurs, comme les placements privés et les titres à revenus fixes, que les gestionnaires de la Caisse sont parvenus à sortir la tête de l’eau avec un rendement de 2,3% pour le premier semestre de 2010.
Ce qu’il y a d’encourageant dans ces résultats, ce n’est pas le pourcentage affiché qui n’a vraiment rien de spectaculaire, mais l’attitude de la haute direction de la Caisse qui semble avoir pris un virage plus raisonnable dans sa politique d’investissements. Finis, les produits dérivés à la mode du jour qui devaient rapporter gros mais qui ont coulé à la première grosse vague; fini aussi le recours à outrance à des emprunts pour acheter des actifs qu’il faudra vendre en panique pour rembourser les prêteurs si le marché s’effondre.
Et comme l’objectif est toujours de faire mieux que l’indice de référence du marché pour chacun des portefeuilles, la Caisse offre désormais à ses déposants d’investir directement dans des produits qui copient l’indice dans les secteurs spécialisés dont elle n’a pas l’expertise pour bâtir et gérer elle-même un portefeuille performant. C’est le cas notamment des obligations à long terme dont le mouvement est difficile, voire impossible à prévoir, des actions américaines et de marchés émergents. Il était temps que la Caisse cesse d’embaucher des pseudo-experts ou de confier ce travail à des sous-traitants pas plus en mesure d’obtenir des résultats satisfaisants.
Autre changement d’importance, le recours systématique et quotidien à des outils d’évaluation du risque plus performants qui permettent d’ajuster les portefeuilles selon la conjoncture au lieu de naviguer de façon intuitive. L’argent confié à la Caisse de dépôt n’est pas un excédent d’épargnes populaires destiné à la spéculation, mais la base de la pyramide de revenus sur laquelle repose la sécurité financière des Québécois parvenus à l’âge de la retraite. On ne «joue» pas avec ce capital: on le protège d’abord, et on le fait fructifier ensuite.
Il est encore beaucoup trop tôt pour crier victoire. Au cours des dix dernières années, la Régie des rentes a reçu 2,9% de rendement moyen pour ses placements à la Caisse au lieu des 7% sur lesquels elle compte à long terme. Ce manque à gagner de plusieurs milliards et le rattrapage qu’il impose sont d’autant plus importants que l’économie mondiale s’enlise. À moins d’un retournement de situation, il faudra revoir les cotisations ou les prestations de ce régime public, peut-être même les deux. Ce que personne ne souhaite.
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7. Sticking Banks With the Bill
The New York Times

08/20/2010
FLOYD NORRIS
Pg. B1
If nobody does their job right, and disaster ensues, who should pay for the sins of all?
That is the predicament now confronting the mortgage industry, where it has become clear that many billions of dollars in home loans were sold, guaranteed and rated as safe without anyone bothering to examine whether the loans were made with due regard for the rules.
You can make a case — call it the caveat emptor case — that no one should be able to recover any losses they suffered from loans that went bad. If they had performed even rudimentary checks before the loans were made, sold, rated, insured or securitized, it’s very likely that big problems would have been visible before disaster hit. There would have been fewer bad loans and many fewer foreclosures.
That case is not, however, showing any sign of prevailing as legal battles increase in number. Instead, it appears that big banks will be compelled to pay for their own sins as well as the sins of others.
Already the four big commercial banks — JPMorgan Chase, Bank of America, Wells Fargo and Citigroup — have taken losses of $9.8 billion on loans they have repurchased or expect to be forced to repurchase. Moshe Orenbuch, an analyst at Credit Suisse, says he thinks that figure will rise to $20 billion or $30 billion before the wave is over. Other analysts think the number could be significantly higher.
Even now, long after we learned just how bad the underwriting standards were, it is surprising to see how bad many of these loans were. In the second quarter, Wells Fargo repurchased $530 million of mortgage loans. It concluded those loans were worth, on average, a little less than half their face value.
Wells says it has the right to recover some of that from the companies that sold it the loans. Unfortunately, ''due primarily to the financial difficulties of some correspondent lenders, we typically recover on average approximately 50 percent from these lenders,’’ Wells added in a filing with the Securities and Exchange Commission.
So far, most of the money the banks have paid has gone to Fannie Mae and Freddie Mac, which used to be government-sponsored enterprises and now, after the bailouts, are government-controlled. But even though they have collected billions, Fannie and Freddie are getting increasingly frustrated with the banks for what they see as foot-dragging.
Freddie, in its quarterly report filed this month, said it was now requiring banks ''to commit to plans for completing repurchases, with financial consequences or with stated remedies for noncompliance, as part of the annual renewals of our contracts with them.’’
A spokesman for Freddie would not say just what those remedies or financial consequences might be. But any bank that wants to keep offering mortgages must have contracts with Fannie and Freddie. Tying the repurchases to contract renewals could be a strong bargaining chip.
The mortgages sold to Fannie and Freddie were supposed to conform to specified requirements. Those requirements did get weaker as the credit bubble intensified — a fact some bankers privately mutter the government now wants to forget — but they were still of higher quality than many mortgages sold into private securitizations.
Those securitizations are the subject of demands for mortgage repurchases made by monoline insurers like MBIA and Ambac, which erred in promising to make the payments if the securitizations did not have enough money from payments by borrowers.

When MBIA began making such claims last year, it seemed a little presumptuous. In its suits, it admitted it did virtually no due diligence to assess the quality of the loans it was insuring. Instead, it said it had relied on the representations and warranties made by banks and brokerage firms that bought the insurance.
’’It would be enormously expensive, even if it were logistically feasible, for a credit insurer to investigate the health of these ground-level loans,’’ MBIA argued in a court filing, adding that if it had done such research, it would have been forced to charge much higher premiums.
Something similar could be argued by almost everyone involved. To cite one example, Credit Suisse, which was sued by MBIA after it guaranteed a securitization of second-mortgage loans that may have been among the worst such loan collections ever, said it had not reviewed the loans either. Instead, it relied on assurances from the firms that made the loans.
Nor did the bond rating agencies do reviews of individual loans before they assigned AAA ratings to securities that in no way deserved them. Conveniently, everyone assumed that the others were telling the truth.
The industry motto could have been, ''Since we trust, why verify?’’
In decisions that should send alarms through bank boardrooms, MBIA has managed to persuade judges in three cases that it has a strong enough argument to avoid dismissal at an early stage. In a decision on Credit Suisse earlier this month, a New York judge rejected the bank’s claim that MBIA was a sophisticated party that failed to perform due diligence and thus had only itself to blame.
The prospectus for the deal MBIA insured did have plenty of warnings. There were ''Nina’’ loans (no income, no assets), for which the borrower did not even have to claim having income or assets to get the loan. Some of the loans were made by New Century, a subprime lender that had already gone bankrupt.
Many of the loans left the borrower owing 100 percent of the appraised value of the property, including the first mortgages sold to others. The prospectus even said that the underwriting standards varied and that in some cases even those standards had not been met.
But the judge said that all those warnings, and MBIA’s failure to do due diligence, were not enough to let Credit Suisse avoid charges that it made representations and warranties about the loans that were not accurate.
MBIA has persuaded its auditors to let it book $2.1 billion in receivables from banks, although only one small bank has reached a settlement with the insurer. Other insurers are making similar claims. So are some institutions that purchased bad paper, like some Federal Home Loan Banks.
Of course, some banks are now judgment-proof. One of them is IndyMac, which was seized by the Federal Deposit Insurance Corporation. Unable to get money from the bank, MBIA has now filed suit against its officers (who may still have some insurance) and the underwriters of the securitizations that MBIA guaranteed.
Those underwriters, of course, include some of the big banks that did not fail, like Credit Suisse and JPMorgan Chase. They may have to pay for the sins of their former competitors.
The banks are fighting many repurchase demands, and say they are winning some arguments. The issue is not whether a given loan went bad, of course, but whether it was properly documented and underwritten by the standards that were promised.
The result is that Freddie and Fannie and MBIA and Ambac and the banks are all now going over loans one by one. Had any of them bothered to do that in 2006, 2007 and 2008 — when most of the disastrous loans were made — this tragedy could have been avoided.

But they all thought such care would cost too much and take too long. After all, MBIA charged as little as $77,500 for each $100 million of insurance, and you can’t hire many financial analysts for that kind of money. Fannie and Freddie were competing with each other and with the private securitization companies for business, and speed mattered.
Banks richly deserve to suffer for their role in creating this mess. But so do a lot of other players who may well end up being compensated for losses that, to a significant extent, they brought on themselves by not doing the work they should have done.
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8. BofA and Visa to test cell phone payments
Reuters
08/20/2010
JOE RAUCH and MARIA ASPAN
Bank of America Corp, the largest U.S. consumer bank, and Visa Inc, the world’s largest payment processor, plan to begin a test program next month that lets customers use smartphones to pay for purchases in stores.
The program, to run from September through the end of the year in the New York area, is the biggest step yet by the two companies toward creating a “digital wallet” with a host of financial capabilities built into the latest, most sophisticated mobile phones.
Major U.S. banks, technology companies and cellphone providers are jockeying for the lead in the technology, which some say could become a primary means of everyday purchases.
Visa also plans to conduct a similar test program with US Bancorp this year, a company spokeswoman said. A US Bancorp spokeswoman confirmed that it would begin its pilot in October.
While mobile payments have been used for years in countries such as Japan, the United States has been much slower to adopt the technology.
“We see this as a critical capability given the increasing acceptance and adoption of bank services on the phone,” Laurie Readhead, Bank of America’s head of electronic commerce, told Reuters.
The program will allow select New York-area employees and customers to install small chips, supplied by Visa and its technology vendors, in their smartphones that emit radio signals over very short distances.
Customers would then “bump” their phones with point-of-sale devices in stores — actually they need only wave the phones near the devices — and their bank account data would be collected and their purchases completed.
Bank of America declined to say how many people would be involved in the pilot, and a company spokeswoman declined to comment on Visa’s involvement.
Visa spokeswoman Elvira Swanson said the Bank of America pilot was not larger than the company’s other mobile trials, but she said it could have a more powerful impact on the market than some previous pilots.
“It’s a way to accelerate mobile contactless payments in the U.S. market,” she said.
Visa said in February that it planned to start testing technology that would allow customers to make in-store payments using smartphones. At the time, Visa did not say which banks would conduct the tests.
Competition is increasing from outside the banking world.
Verizon Wireless, AT&T, T-Mobile USA and Discover Financial Services are working on forming a joint venture aimed at offering mobile payments services, people familiar with the matter told Reuters.
Bank of America, which introduced mobile banking in 2007, has more than 5 million customers conducting $15 billion in transactions via their phones — primarily bill payments and account transfers.
The numbers are small compared with the bank’s 29 million online banking customers, who conduct 1.5 billion transactions electronically, Readhead said.
Those services, bank executives said, will expand as sophisticated mobile phones, like Apple Inc’s iPhone and Research In Motion Ltd’s Blackberry, become increasingly common.
In the second quarter, 42 percent of all consumer handsets sold were smartphones, up from 2 percent in the second quarter of 2009, according to NPD Group Inc, a market research firm.
Bank of America shares closed down on Thursday 2.25 percent on the New York Stock Exchange at $13.02. Visa closed down 1.7 percent at $71.63, but their shares rose slightly in aftermarket trading on Thursday.
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9. Canada’s banks offer better prospects than lifecos: UBS
Investment Executive
08/20/2010
JAMES LANGTON
UBS Securities Canada Inc. initiated research coverage of the Canadian life insurance sector with a cautious stance on Thursday, indicating that, in the current climate, it prefers the banks.
In its report, UBS says that the big three Canadian life insurers “appear well positioned operating in an oligopoly”; and, noting that the economic recovery has driven higher revenues, capital, and asset quality.
“However, deflationary risks have continued to increase, resulting in much lower interest rates, equity returns, and growth. This has hurt investment yields, net income, and returns,” it says.
“We believe there could be more long-term upside due to higher interest rates, higher equity returns, improved business mix, higher pricing, and higher normalized [return on equity] and valuation. However, macro risks and their timing, and related capital implications, remain very uneven,” it says. “Furthermore, these risks could increase further, if interest rate and equity returns remain low.”
Additionally, the prospect of increased regulation and the move to new International Financial Reporting Standards also pose a risk, it says. And, large actuarial changes are expected in the third quarter, pushing the firm to hold a “negative sector outlook” on Canadian lifecos.
“We prefer Canadian banks over Canadian lifecos due to higher EPS growth, visibility, returns, and value, and lower macro, regulatory, and accounting risks,” it says.
And, within the sector, it favours Sun Life over Manulife, “due to lower macro risk and higher dividend yields,” it concludes.
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10. Fed may need to buy more U.S. treasureies: Bullard
Reuters
08/20/2010
PEDRO NICOLACI da COWSTA
The Federal Reserve may need to ramp up its purchases of U.S. treasury debt if price levels in the U.S. economy continue to show signs of softening, St. Louis Fed president James Bullard said yesterday.
Mr. Bullard said such actions were not yet warranted, given expectations for a continued economic expansion.
But he added that, if further signs of easing price pressures were to emerge, the central bank should not be shy about using the remaining tools in its policy arsenal.
“Should economic developments suggest increased disinflation risk, purchases of treasury securities in excess of those required to keep the size of the balance sheet constant may be warranted,” he said in prepared remarks.
In a significant policy shift last week, the Fed announced it would begin using the proceeds from maturing mortgage securities in its portfolio to buy treasury notes, an effort to prevent monetary conditions from tightening.
The move was aimed at sustaining an economic recovery that looks increasingly troubled, with persistently high unemployment and a battered housing market denting consumer confidence and inhibiting business investment.
Mr. Bullard suggested this was enough for now, taking comfort in inflation expectations that he described as low but manageable. Any additional treasury buying should be undertaken in a measured, deliberate manner, he said, commensurate with the magnitude of the deflation threat.
“Large, sudden purchases rarely are optimal,” he said. “‘Shock and awe’ is almost never a good way to proceed.”
In response to the worst financial crisis since the Great Depression, the Fed not only slashed interest rates close to zero but also bought more than US$1.5-trillion in mortgage and treasury securities.
Following a deep recession, the U.S. economy has been growing for four straight quarters. However, the expansion was already losing steam in the second quarter, and many fear the second half of the year will be even more lacklustre.
Against that backdrop, core inflation measures, which exclude volatile food and energy prices and are therefore favoured by Fed officials, remain stuck at their lowest levels in over 40 years.
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11. Businesses tap BDC for record loans
The Globe and Mail
08/20/2010

JEREMY TOROBIN
Pg. B5
Canadian entrepreneurs and small businesses took out more loans from Business Development Canada last year than at any other time in the agency’s 65-year history, to cover projects for which even firms with good credit couldn’t get bank financing during the financial crisis.
The Crown corporation, which aims to turn a profit but can take on more risk than traditional lenders because it isn’t trying to maximize revenue, said Thursday that it extended $4.4-billion worth of loans during the fiscal year that ended on March 31, a 53-per-cent increase over the previous year.
Tony Perrotta is president and CEO of Greentec International, a Cambridge, Ont.-based company that disposes of used computer equipment for customers and resells, recycles or donates the components. A loan from BDC allowed him to add 28,000 square feet to his plant and buy a slew of state-of-the-art shredders, grinders and other processing equipment, he said.
“It was the recession, so a lot of banks were tightening up, they were very cautious with lending,” Mr. Perrotta said in an interview Thursday. “So the availability of capital was very difficult, and they were putting all kinds of restraints and covenants in place.”
Demand for financing from sources such as BDC is leveling off as borrowing becomes easier. But the agency’s head worries that the pace of BDC lending for the current year may reflect a holding pattern in the business community, as some executives ramp up spending in the recovery while many others hold off until they’re sure it is secure.
“Entrepreneurs are not putting forward as many projects — opening a new plant, buying new equipment - as we would like,” Jean-René Halde, chief executive officer of BDC, said in an interview from his office in Montreal. “They’re doing it, but they’re still careful looking at the future in the way they are investing into larger projects.”
Bank of Canada Governor Mark Carney and economists have singled out tepid business investment as a stubborn soft spot in the rebound. Business spending typically lags in a recovery as companies wait to see how sustainable it is before increasing spending again.
Companies that are coming to BDC for financing mostly need working capital (short-term cash to beef up inventories or take care of maintenance upkeep) that got depleted during the downturn, Mr. Halde said. That’s a good sign, because it shows that businesses are working hard to get rid of their remaining slack and, in theory, paves the way for bigger investments once things are running at full tilt.
While there are signs that imports of productivity-enhancing machinery and equipment started to accelerate between April and June after a virtually flat first quarter, the uncertain climate for exports to the U.S. and around the world are crimping the plans of many Canadian companies.
Theo Wiering is president of Canada’s Log People Inc., a company based in 100 Mile House, B.C., that builds and exports custom log homes. While 80 per cent of his sales went to the United States four years ago, that’s down to about 25 per cent now, he said. The housing slump and paralyzed job market in the U.S. mean Mr. Wiering can’t even think about major investments, let alone rehire the 13 workers he had to lay off in the past three years.
“We’re getting a little bit more from Europe, a little bit from Japan, but we’re also finding that those places are quite flat as well,” he said. “People are generally quite worried about purchasing big-ticket items. We hear it all the time: ‘We’re holding off ...’ It’s been a struggle for us for two years now, and I think it’s going to carry on next year too.”
Ted Mallett, chief economist at the Canadian Federation of Independent Business, said the “conservative attitude”

among small-business owners is likely to persist for now.
“There’s more cause to be conservative now,” Mr. Mallett said. “As a defensive mechanism we’re going to be likely to see businesses not likely to be opening their wallets or making bold investments over the next little while. They’re still displaying a wait-and-see attitude.”
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12. Literacy a key to economy
The Lethbridge Herald (AB)
08/20/2010
DAVE SULZ
Pg. A8
It’s not surprising that a new poll conducted for ABC Life Literacy Canada indicates most Canadians - a whopping 95 per cent — agree that literacy training is crucial to improving job prospects.
But it goes farther than that. The Ipsos Reid survey found that 90 per cent of respondents agree (50 per cent “strongly,” 40 per cent “somewhat”) that “improving the literacy of Canadians is key to improving the country’s economy.”
Along that same vein, 93 per cent agree (60 per cent “strongly,” 34 per cent “somewhat”) that governments need to support Canadians in their efforts to improve their literacy levels.
There’s room for improvement, according to other research. The 2005 adult literacy survey results from Statistics Canada and the Organization for Economic Co-operation and Development indicated four in 10 Canadian adults ages 16 to 65 struggle with low literacy, meaning they fall below Level 3 — equivalent to high school completion — on the literacy measurement scale. That translates to approximately nine million Canadians who lack the skills deemed necessary to keep up with rapidly changing skill demands in a knowledge-based society.
The latest poll, the findings of which were released Wednesday, underscores the relationship between literacy and the economy. Literacy — defined as reading, writing and math skills — is increasingly important in an increasingly technology-driven world. Upgrading of skills is an ongoing process as technology changes quickly, and changes workplaces along with it.
It doesn’t only put the onus on workers to update their skills to make themselves more employable or keep them that way. Employers and governments, too, bear responsibility to make available the training required to do the job in these ever-changing workplaces.
ABC Life Literacy Canada (www.abclifeliteracy.ca) is doing its part to help. Declaring September as Life Literacy Month, the non-profit organization has several events planned for next month to promote literacy, including one that ties in neatly with the findings of the Ipsos Reid poll. Sept. 23 will be Essential Skills Day, designed to trumpet the importance of businesses investing in the workforce in order “to ensure longevity and success in the current economy.”
On that day, Craig Alexander, chief economist at TD Bank Financial Group, will be speaking in Calgary to help raise awareness about workplace literacy and essential skills training.
Literacy Alberta touts the same message to employers on its website (www.literacyalberta.ca), as does the Alberta Workforce Essential Skills (AWES) Society ( www.nald.ca/AWES), a non-profit organization which promotes “the advantages of a confident, innovative and literate workforce.”

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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
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énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST
CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 20, 2010
Daily News Brief
August 20, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Survey: Credit Conditions Continue to Improve — Commercial Record (CT) [Similar articles also ran in Norwich Bulletin (CT), Hartford Business Journal (CT), and The Day (CT).]
Connecticut businesses have reported that credit conditions are continuing to slowly improve, according to the Connecticut Business and Industry Association. This is the third quarter in a row that Connecticut businesses have reported improvement in their credit conditions. [TD Bank’s Michael Hensinger is quoted.]
2.	First Niagara agrees to buy NewAlliance Bancshares — Financial Times
First Niagara, a New York bank, on Thursday agreed to buy another north-east based lender, NewAlliance Bancshares, in the largest unassisted US bank deal since the financial crisis. Combining the two lenders will create a bank with more than $29bn in assets and $18bn in deposits. That would put it among the top 25 US banks, the companies said. [Toronto-Dominion Bank is mentioned.]
3.	Massachusetts Gov. Deval Patrick praises ‘faith over hate’ in visit to rebuilding of Springfield church torched following President Barack Obama election — The Republican (MA)
Prior to visiting Wednesday’s 33rd annual Sheriff Michael Ashe clambake, Massachusetts Gov. Deval Patrick and Springfield Mayor Domenic Sarno visited the construction site of the Macedonia Church of God in Christ that is being built in the aftermath of an arson fire in 2008 that destroyed a nearly completed new church on Tinkham Road. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	BigBank Deal Signals More to Come — Wall Street Journal
First Niagara Financial Group Inc. agreed to acquire NewAlliance Bancshares Inc. for $1.5 billion in the biggest takeover of a U.S. bank since late 2008.
2.	BofA and Visa to test cell phone payments — Reuters

Bank of America Corp, the largest U.S. consumer bank, and Visa Inc, the world’s largest payment processor, plan to begin a test program next month that lets customers use smartphones to pay for purchases in stores.
3.	Sticking Banks with the Bill — New York Times
If nobody does their job right, and disaster ensues, who should pay for the sins of all? That is the predicament now confronting the mortgage industry, where it has become clear that many billions of dollars in home loans were sold, guaranteed and rated as safe without anyone bothering to examine whether the loans were made with due regard for the rules.
4.	Fed may need to buy more U.S. treasuries: Bullard — Reuters
The Federal Reserve may need to ramp up its purchases of U.S. treasury debt if price levels in the U.S. economy continue to show signs of softening, St. Louis Fed president James Bullard said yesterday.
TD BANK NEWS
1.	Survey: Credit Conditions Continue to Improve August 19, 2010 — Commercial Record (CT) [Similar articles also ran in Norwich Bulletin (CT), Hartford Business Journal (CT), and The Day (CT).]
Connecticut businesses have reported that credit conditions are continuing to slowly improve, according to the Connecticut Business and Industry Association.
This is the third quarter in a row that Connecticut businesses have reported improvement in their credit conditions. In fact, they are the best they have been in over a year, and businesses expect continued improvement, according to the second quarter 2010 CBIA/TD Bank Credit Survey.
“We’ve made some progress, but businesses need a full restoration of available credit in order to sustain economic growth and expansion,” said CBIA Vice President and Economist Peter Gioia. “Continued access to credit allows businesses to make the investments in their plants and equipment, expand operations, and hire more employees.”
Current conditions were rated as good or excellent by 9 percent of respondents, while 50 percent characterized them as average. Forty-two percent said current conditions are poor or fair, down from 50 percent in the first quarter of the year. During the next three to six months, 11 percent expect credit conditions to improve, while 37 percent expect them to worsen, the lowest number in more than a year.
Other survey findings include 27 percent of respondents saying credit availability is a problem for their business. The survey also found that 47 percent said that without access to capital they have been unable to grow or expand their business, 29 percent said they have reduced their workforce and 21 percent said they’ve been unable to finance increased sales.
Thirty-one percent of survey respondents used financing within the last three months. Businesses said they need capital to invest in new plants and equipment (40 percent), expand operations (16 percent), maintain current workforce size (14 percent) and hire new workers (13 percent). More than three-quarters of businesses who received capital used traditional bank loans and lines of credit, 29 percent used credit cards and 26 percent used vendor credit.
“The lingering effects of the domestic recession continue to make access to capital challenging for many businesses across Connecticut,” said Michael Hensinger, TD Bank’s head of middle market banking in Connecticut. “Economists believe there is still the risk of a double-dip recession, and anything we can do to help the small business sector, which generates much of our new job growth, can help alleviate this concern and keep the economy moving forward.”
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2.	First Niagara agrees to buy NewAlliance Bancshares By Helen Thomas August 20, 2010 — Financial Times
First Niagara, a New York bank, on Thursday agreed to buy another north-east based lender, NewAlliance Bancshares, in the largest unassisted US bank deal since the financial crisis.
Combining the two lenders will create a bank with more than $29bn in assets and $18bn in deposits. That would put it among the top 25 US banks, the companies said.
While the Federal Deposit Insurance Corporation regularly sells off distressed banks to their rivals, by agreeing to share losses on troubled assets, virtually no strategic banks deals have been struck since late 2008.
This year, Canada’s Toronto-Dominion Bank said it would buy South Financial Group, a troubled US lender, without the assistance of the FDIC.
However, in that deal the US Treasury agreed to take a loss on its investment in the bank through the Troubled asset relief program, in effect helping the buyer in the transaction.
In contrast, First Niagara and NewAlliance have cleaner balance sheets than some rivals.
“What I think is very compelling — most compelling — about this transaction is that we are putting two very strong organizations together,” said John Koelmel, First Niagara chief executive.
Gerard Cassidy, analyst at RBC Capital Markets, said: “this transaction plays into our thesis for an improved traditional M&A environment as the year progresses, potentially leading to several high-profile deals in 2011.”
Mr. Cassidy added that he expects banks to use acquisitions to supplement earnings growth and expand their balance sheets in the face of weak loan demand and pressure on pricing.
NewAlliance shareholders can choose to receive cash or stock, or a mixture of the two, worth 1.1 First Niagara shares. The offer was worth about $14.09 per share as of Wednesday’s close, a 24 per cent premium. Based on Wednesday’s close, the deal values NewAlliance at about $1.5bn.

On Thursday, shares in Connecticut-based NewAlliance rose 12.5 per cent to $12.78. Shares in First Niagara, which has a market value of about $2.5bn, fell 6.49 per cent to $11.95.
The combined bank will have 340 branches across Connecticut, Massachussetts, Pennsylvania and upstate New York.
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3.	Massachusetts Gov. Deval Patrick praises ‘faith over hate’ in visit to rebuilding of Springfield church torched following President Barack Obama election
By Peter Goonan
August 19, 2010 — The Republican (MA)
SPRINGFIELD — Prior to visiting Wednesday’s 33rd annual Sheriff Michael Ashe clambake, Massachusetts Gov. Deval Patrick and Springfield Mayor Domenic Sarno visited the construction site of the Macedonia Church of God in Christ that is being built in the aftermath of an arson fire in 2008 that destroyed a nearly completed new church on Tinkham Road.
The church, serving a predominantly black congregation, was burned by arsonists just hours after the election of President Barack Obama in November 2008. Two men have pleaded guilty to arson and a third is awaiting trial in the fall.
Patrick said he felt “pride and joy” in seeing construction under way, calling it a victory of “faith over hate.”
One message from the project is that “the forces of good and reconciliation vastly outnumber the forces of hate,” Patrick said.
Patrick and Sarno were among officials and community members who were credited with assisting the church in obtaining approval of a $1.8 million loan from TD Bank to move forward with the project.
A group of 33 volunteers from a church and a synagogue in California traveled here last week at their own expense to help the regular construction crew rebuild the church.
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INDUSTRY NEWS
1.	Big Bank Deal Signals More to Come By Robin Sidel August 20, 2010 — Wall Street Journal
First Niagara Financial Group Inc. agreed to acquire NewAlliance Bancshares Inc. for $1.5 billion in the biggest takeover of a U.S. bank since late 2008.

Thursday’s deal between the two healthy financial institutions triggered speculation that a long-awaited wave of consolidation is about to begin among banks still standing after the recession but grappling with sluggish loan growth and new regulations that will bruise industry profits for years.
“When the industry heals itself a little bit further, we will see a lot of other deals,” says John Duffy, chief executive of investment-banking firm Keefe, Bruyette & Woods Inc., which specializes in financial institutions.
The 7,932 banks and savings institutions now scattered across the U.S. likely will shrink to about 5,000 within the next decade through mergers and failures, Mr. Duffy predicts.
Don’t expect a sudden flood of deals. Bankers and analysts say deal making probably won’t accelerate significantly until next year because many buyers and sellers still are hobbled by bad loans and economic uncertainty. Some banks are stuck on the sidelines until they repay taxpayer-funded capital infusions received as part of the U.S. government’s Troubled Asset Relief Program.
Mergers of healthy banks have been rare since the financial crisis erupted. Banks such as J.P. Morgan Chase & Co. and U.S. Bancorp that sidestepped the worst of the industry’s mess generally have preferred to buy failed institutions on the cheap, instead of paying up for banks still in business.
A total of 250 banks and savings institutions have failed since the start of 2009, according to the Federal Deposit Insurance Corp.
“We have been hearing from an increasing number of management teams that more banks are willing to have conversations about potential deals,” Ken Zerbe, a banking analyst at Morgan Stanley, wrote in a report to clients.
First Niagara and NewAlliance aren’t household names beyond their home turf in the northeastern U.S., but both companies are considered well-run and comfortable making acquisitions. The two banks also benefited from the region’s economy holding up better than other parts of the U.S.
NewAlliance, based in New Haven, Conn., didn’t accept any TARP funds; First Niagara, of Buffalo, N.Y., repaid last year the $184 million it received from the government.
“We have a distracted, diverted competitive landscape, and we want to seize the opportunity rather than let things settle down and sort themselves out,” John Koelmel, First Niagara’s president and chief executive, said Thursday.
Among other potential deals, Spain’s Banco Santander SA, which bought Sovereign Bancorp in January 2009, is in discussions to buy M&T Bank Corp., also based in Buffalo, according to people familiar with the matter.
A spokeswoman for Sovereign and spokesman for M&T declined to comment.
First Niagara and NewAlliance’s cash-and-stock deal would catapult the combined company into the top 25 U.S. banks by assets. After the takeover is completed, First Niagara will have $29 billion in assets and more than 340 branches in New York, Pennsylvania, Connecticut and Massachusetts. Its biggest rivals will include J.P. Morgan, Bank of America Corp. and PNC Financial Services Group.

“Size does matter to the extent it better positions us, and to better enable us to win in more situations, and ultimately that’s what we’re trying to do,” Mr. Koelmel said.
New Haven Mayor John DeStefano complained during a conference call for analysts Thursday that the enlarged financial institution would be too big and bureaucratic to effectively serve corporate and retail customers in the Connecticut city.
Mr. Koelmelnoted that the combined New England headquarters would be in New Haven.
Terms of the deal call for First Niagara to pay $14.09 in cash and stock for each NewAlliance share, representing a 24% premium to NewAlliance’s closing stock price Wednesday.
On Thursday, NewAlliance shares jumped $1.42, or 12.5%, to $12.78 in 4 p.m. composite trading on the New York Stock Exchange. First Niagara fell 83 cents, or 7%, to $11.95 in Nasdaq composite trading.
Mr. Zerbe, the Morgan Stanley analyst, pointed to Comerica Inc. of Dallas, Peoples United Financial Inc. of Bridgeport, Conn., and Prosperity Bancshares Inc. of Houston, as potential buyers of other financial institutions. Possible sellers include TCF Financial Corp, based in Wayzata, Minn., and Webster Financial Corp., Waterbury, Conn.
TCF Chief Executive William Cooper has previously said that the company would be for sale at the right price. Webster didn’t comment directly on the report.
As for the potential buyers identified by Mr. Zerbe, executives from Comerica, Peoples and Prosperity have all recently have expressed interest in making acquisitions.
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2.	BofA and Visa to test cell phone payments By Joe Rauch and Maria Aspan August 20, 2010 — Reuters
Bank of America Corp, the largest U.S. consumer bank, and Visa Inc, the world’s largest payment processor, plan to begin a test program next month that lets customers use smartphones to pay for purchases in stores.
The program, to run from September through the end of the year in the New York area, is the biggest step yet by the two companies toward creating a “digital wallet” with a host of financial capabilities built into the latest, most sophisticated mobile phones.
Major U.S. banks, technology companies and cell phone providers are jockeying for the lead in the technology, which some say could become a primary means of everyday purchases.
Visa also plans to conduct a similar test program with US Bancorp this year, a company spokeswoman said. A US Bancorp spokeswoman confirmed that it would begin its pilot in October.
While mobile payments have been used for years in countries such as Japan, the United States has been much slower to adopt the technology.

“We see this as a critical capability given the increasing acceptance and adoption of bank services on the phone,” Laurie Readhead, Bank of America’s head of electronic commerce, told Reuters.
The program will allow select New York-area employees and customers to install small chips, supplied by Visa and its technology vendors, in their smartphones that emit radio signals over very short distances.
Customers would then “bump” their phones with point-of-sale devices in stores — actually they need only wave the phones near the devices — and their bank account data would be collected and their purchases completed.
Bank of America declined to say how many people would be involved in the pilot, and a company spokeswoman declined to comment on Visa’s involvement.
Visa spokeswoman Elvira Swanson said the Bank of America pilot was not larger than the company’s other mobile trials, but she said it could have a more powerful impact on the market than some previous pilots.
“It’s a way to accelerate mobile contactless payments in the U.S. market,” she said.
Visa said in February that it planned to start testing technology that would allow customers to make in-store payments using smartphones. At the time, Visa did not say which banks would conduct the tests.
Competition is increasing from outside the banking world.
Verizon Wireless, AT&T, T-Mobile USA and Discover Financial Services are working on forming a joint venture aimed at offering mobile payments services, people familiar with the matter told Reuters.
Bank of America, which introduced mobile banking in 2007, has more than 5 million customers conducting $15 billion in transactions via their phones — primarily bill payments and account transfers.
The numbers are small compared with the bank’s 29 million online banking customers, who conduct 1.5 billion transactions electronically, Readhead said.
Those services, bank executives said, will expand as sophisticated mobile phones, like Apple Inc’s iPhone and Research In Motion Ltd’s Blackberry, become increasingly common.
In the second quarter, 42 percent of all consumer handsets sold were smartphones, up from 2 percent in the second quarter of 2009, according to NPD Group Inc, a market research firm.
Bank of America shares closed down on Thursday 2.25 percent on the New York Stock Exchange at $13.02. Visa closed down 1.7 percent at $71.63, but their shares rose slightly in aftermarket trading on Thursday.
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3.	Sticking Banks with the Bill By Floyd Norris August 20, 2010 — New York Times
If nobody does their job right, and disaster ensues, who should pay for the sins of all?
That is the predicament now confronting the mortgage industry, where it has become clear that many billions of dollars in home loans were sold, guaranteed and rated as safe without anyone bothering to examine whether the loans were made with due regard for the rules.
You can make a case — call it the caveat emptor case — that no one should be able to recover any losses they suffered from loans that went bad. If they had performed even rudimentary checks before the loans were made, sold, rated, insured or securitized, it’s very likely that big problems would have been visible before disaster hit. There would have been fewer bad loans and many fewer foreclosures.
That case is not, however, showing any sign of prevailing as legal battles increase in number. Instead, it appears that big banks will be compelled to pay for their own sins as well as the sins of others.
Already the four big commercial banks — JPMorgan Chase, Bank of America, Wells Fargo and Citigroup — have taken losses of $9.8 billion on loans they have repurchased or expect to be forced to repurchase. Moshe Orenbuch, an analyst at Credit Suisse, says he thinks that figure will rise to $20 billion or $30 billion before the wave is over. Other analysts think the number could be significantly higher.
Even now, long after we learned just how bad the underwriting standards were, it is surprising to see how bad many of these loans were. In the second quarter, Wells Fargo repurchased $530 million of mortgage loans. It concluded those loans were worth, on average, a little less than half their face value.
Wells says it has the right to recover some of that from the companies that sold it the loans. Unfortunately, ''due primarily to the financial difficulties of some correspondent lenders, we typically recover on average approximately 50 percent from these lenders,’’ Wells added in a filing with the Securities and Exchange Commission.
So far, most of the money the banks have paid has gone to Fannie Mae and Freddie Mac, which used to be government-sponsored enterprises and now, after the bailouts, are government-controlled. But even though they have collected billions, Fannie and Freddie are getting increasingly frustrated with the banks for what they see as foot-dragging.
Freddie, in its quarterly report filed this month, said it was now requiring banks ''to commit to plans for completing repurchases, with financial consequences or with stated remedies for noncompliance, as part of the annual renewals of our contracts with them.’’
A spokesman for Freddie would not say just what those remedies or financial consequences might be. But any bank that wants to keep offering mortgages must have contracts with Fannie and Freddie. Tying the repurchases to contract renewals could be a strong bargaining chip.
The mortgages sold to Fannie and Freddie were supposed to conform to specified requirements. Those requirements did get weaker as the credit bubble intensified — a fact some bankers privately mutter the government now wants to forget — but they were still of higher quality than many mortgages sold into private securitizations.
Those securitizations are the subject of demands for mortgage repurchases made by monoline insurers like MBIA and Ambac, which erred in promising to make the payments if the securitizations did not have enough money from payments by borrowers.
When MBIA began making such claims last year, it seemed a little presumptuous. In its suits, it admitted it did virtually no due diligence to assess the quality of the loans it was insuring. Instead, it said it had relied on the representations and warranties made by banks and brokerage firms that bought the insurance.
’’It would be enormously expensive, even if it were logistically feasible, for a credit insurer to investigate the health of these ground-level loans,’’ MBIA argued in a court filing, adding that if it had done such research, it would have been forced to charge much higher premiums.
Something similar could be argued by almost everyone involved. To cite one example, Credit Suisse, which was sued by MBIA after it guaranteed a securitization of second-mortgage loans that may have been among the worst such loan collections ever, said it had not reviewed the loans either. Instead, it relied on assurances from the firms that made the loans.
Nor did the bond rating agencies do reviews of individual loans before they assigned AAA ratings to securities that in no way deserved them. Conveniently, everyone assumed that the others were telling the truth.
The industry motto could have been, “Since we trust, why verify?”
In decisions that should send alarms through bank boardrooms, MBIA has managed to persuade judges in three cases that it has a strong enough argument to avoid dismissal at an early stage. In a decision on Credit Suisse earlier this month, a New York judge rejected the bank’s claim that MBIA was a sophisticated party that failed to perform due diligence and thus had only itself to blame.
The prospectus for the deal MBIA insured did have plenty of warnings. There were “Nina” loans (no income, no assets), for which the borrower did not even have to claim having income or assets to get the loan. Some of the loans were made by New Century, a subprime lender that had already gone bankrupt.
Many of the loans left the borrower owing 100 percent of the appraised value of the property, including the first mortgages sold to others. The prospectus even said that the underwriting standards varied and that in some cases even those standards had not been met.
But the judge said that all those warnings, and MBIA’s failure to do due diligence, were not enough to let Credit Suisse avoid charges that it made representations and warranties about the loans that were not accurate.
MBIA has persuaded its auditors to let it book $2.1 billion in receivables from banks, although only one small bank has reached a settlement with the insurer. Other insurers are making similar claims. So are some institutions that purchased bad paper, like some Federal Home Loan Banks.

Of course, some banks are now judgment-proof. One of them is IndyMac, which was seized by the Federal Deposit Insurance Corporation. Unable to get money from the bank, MBIA has now filed suit against its officers (who may still have some insurance) and the underwriters of the securitizations that MBIA guaranteed.
Those underwriters, of course, include some of the big banks that did not fail, like Credit Suisse and JPMorgan Chase. They may have to pay for the sins of their former competitors.
The banks are fighting many repurchase demands, and say they are winning some arguments. The issue is not whether a given loan went bad, of course, but whether it was properly documented and underwritten by the standards that were promised.
The result is that Freddie and Fannie and MBIA and Ambac and the banks are all now going over loans one by one. Had any of them bothered to do that in 2006, 2007 and 2008 — when most of the disastrous loans were made — this tragedy could have been avoided.
But they all thought such care would cost too much and take too long. After all, MBIA charged as little as $77,500 for each $100 million of insurance, and you can’t hire many financial analysts for that kind of money. Fannie and Freddie were competing with each other and with the private securitization companies for business, and speed mattered.
Banks richly deserve to suffer for their role in creating this mess. But so do a lot of other players who may well end up being compensated for losses that, to a significant extent, they brought on themselves by not doing the work they should have done.
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4.	Fed may need to buy more U.S. treasuries: Bullard By Pedro Nicolaci da Cowsta August 20, 2010 — Reuters
The Federal Reserve may need to ramp up its purchases of U.S. treasury debt if price levels in the U.S. economy continue to show signs of softening, St. Louis Fed president James Bullard said yesterday.
Mr. Bullard said such actions were not yet warranted, given expectations for a continued economic expansion.
But he added that, if further signs of easing price pressures were to emerge, the central bank should not be shy about using the remaining tools in its policy arsenal.
“Should economic developments suggest increased disinflation risk, purchases of treasury securities in excess of those required to keep the size of the balance sheet constant may be warranted,” he said in prepared remarks.
In a significant policy shift last week, the Fed announced it would begin using the proceeds from maturing mortgage securities in its portfolio to buy treasury notes, an effort to prevent monetary conditions from tightening.

The move was aimed at sustaining an economic recovery that looks increasingly troubled, with persistently high unemployment and a battered housing market denting consumer confidence and inhibiting business investment.
Mr. Bullard suggested this was enough for now, taking comfort in inflation expectations that he described as low but manageable. Any additional treasury buying should be undertaken in a measured, deliberate manner, he said, commensurate with the magnitude of the deflation threat.
“Large, sudden purchases rarely are optimal,” he said. “‘Shock and awe’ is almost never a good way to proceed.”
In response to the worst financial crisis since the Great Depression, the Fed not only slashed interest rates close to zero but also bought more than US$1.5-trillion in mortgage and treasury securities.
Following a deep recession, the U.S. economy has been growing for four straight quarters. However, the expansion was already losing steam in the second quarter, and many fear the second half of the year will be even more lackluster.
Against that backdrop, core inflation measures, which exclude volatile food and energy prices and are therefore favored by Fed officials, remain stuck at their lowest levels in over 40 years.
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.